UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-07977

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Committee and Participants

Nordson Hourly-Rated Employees’ Savings Trust Plan

Westlake, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the Nordson Hourly-Rated Employees’ Savings Trust Plan (“Plan”) as of December 31, 2014 and 2013, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year and Schedule of Reportable Transactions as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

Certified Public Accountants

Cleveland, Ohio

June 26, 2015

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Nordson Hourly-Rated Employees’ Savings Trust Plan

	December 31
	2014	2013
ASSETS
Receivables:
Employer contributions	$24,172	$19,234
Notes receivable from participants	586,120	573,439
Dividends	19,651	14,593

Total Receivables	629,943	607,266

Investments:
Baron Small Cap Fund (Institutional Class)	637,859	695,458
Hartford Life #30237401	4,139,813	4,018,869
Hartford Life #30237402	161,072	169,126
KeyBank NA Managed Guaranteed Investment Contract Fund	768,456	1,546,570
Mainstay Balanced Fund (Class I)	580,820	465,788
Mainstay Large Cap Growth (Class I)	1,557,171	1,648,153
Mainstay S&P 500 Index Fund (Class I)	1,705,982	1,602,986
MFS Institutional International Equity Fund	132,533	33,719
MFS International New Discovery Fund (Class R4)	1,086,686	1,128,955
Nordson Corporation common stock	6,963,621	6,023,724
Northern Trust Focus 2015 Fund - Tier N	5,081	64,010
Northern Trust Focus 2020 Fund - Tier N	62,062	54,639
Northern Trust Focus 2025 Fund - Tier N	5,069	—
Northern Trust Focus 2030 Fund - Tier N	43,821	35,859
Northern Trust Focus 2035 Fund - Tier N	5,054	—
Northern Trust Focus 2040 Fund - Tier N	444,536	413,484
Northern Trust Focus 2045 Fund - Tier N	3,034	—
Northern Trust Focus 2050 Fund - Tier N	3,987	299
Northern Trust Focus 2055 Fund - Tier N	3,667	—
PIMCO Money Market Fund (Administrative Class)	220,785	222,584
PIMCO Total Return Fund (Institutional Class)	351,677	615,554
T. Rowe Price Institutional Large Cap Value Fund	67,709	131,224
Vanguard Mid Cap Index Fund (Institutional Class)	236,681	—
Vanguard Mid Cap Index Fund (Signal Shares)	—	200,508
Wells Fargo Advantage Government Money Market Fund	781,332	685,066

Total Investments	19,968,508	19,756,575

TOTAL ASSETS	20,598,451	20,363,841

LIABILITIES	—	—

Net Assets Available for Benefits at Fair Value	20,598,451	20,363,841

Adjustment from fair value to contract value for fully benefit-responsive contracts	(11,675)	(15,481)

NET ASSETS AVAILABLE FOR BENEFITS	$20,586,776	$20,348,360

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Nordson Hourly-Rated Employees’ Savings Trust Plan

	Year Ended December 31
	2014	2013
Additions to Net Assets Attributed to:
Contributions:
Employer	$204,326	$184,984
Employee	501,939	460,066
Rollover	2,062	16,505

Total Contributions	708,327	661,555

Interest income - notes receivable from participants	23,335	22,983

Investment Income:
Interest and dividend income	510,815	380,134
Net unrealized/realized appreciation	564,451	2,336,871

Net Investment Income	1,075,266	2,717,005

Deductions from Net Assets Attributed to:
Benefits paid to participants	1,538,521	1,065,354
Expenses	24,519	16,475

Total Deductions	1,563,040	1,081,829

Net Increase Before Transfers	243,888	2,319,714

Transfer (to) from another plan:
Nordson Corporation Union Employees Stock Ownership Plan	10,634	—
Nordson Employees’ Savings Trust Plan	(16,106)	—

Total Transfers	(5,472)	—

Net Assets Available for Benefits:
Beginning of the Year	20,348,360	18,028,646

End of the Year	$20,586,776	$20,348,360

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

1	Description of Plan

The following description of the Nordson Hourly-Rated Employees’ Savings Trust Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began April 16, 1962, is a defined contribution plan covering certain hourly employees of Nordson Corporation (“Company”) covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was restated effective January 1, 2010 to incorporate all prior amendments and permit retirees who return to work on a part-time basis to continue to receive installment payments.

Eligibility:

Certain hourly-rated, full-time domestic employees of the Company who are covered by a collective bargaining agreement are eligible to participate in the Plan beginning with the first payroll period 180 days after completion of one hour of service. Prior to November 1, 2013, employees were eligible to participate beginning with the first payroll period 90 days after completion of one hour of service. New employees will be auto-enrolled into the Plan with pre-tax contributions of 3% of their compensation.

Contributions:

Pre-tax Employee Contribution – Participants may elect between 1% and 16% of their compensation to be contributed to the Plan by the Company.

Post-tax Employee Contribution – Participants may elect between 1% and 16% of their compensation to be contributed to the Plan by the Company.

Employer Contributions – The Company makes contributions equal to 50% of each participant’s contributions which were attributable to the first 6% of compensation, subject to Plan restrictions. In addition, the Company makes an annual contribution in an amount equal to 1% of prior year eligible pay into the account of each participant hired on or after November 1, 2004, provided that the employee has completed his probationary period and is employed as of December 31.

The Company may also make additional discretionary contributions, if authorized by its Board of Directors.

Rollover contributions from other Plans are also accepted, provided certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

1	Description of Plan, Continued

Participants’ Accounts:

A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically as follows:

a)	As of the date with respect to which the contribution was earned.

b)	Daily for a pro rata share of each respective Fund’s net investment income, determined by the percentage increase or decrease in the value of the Fund using a synthetic net asset value approach.

c)	Annually for a pro rata share of forfeitures, determined by the ratio that each active participant’s deferral or contribution percentage in effect on the last day of the Plan year (not to exceed 3%) bears to the sum of the deferral or contribution percentages for all active participants.

Vesting:

Participants are fully vested in all employee contributions and rollover contributions and the related gains and losses. Participants vest in employer contributions (adjusted for gains and losses) 33 1/3% for each year of service.

Forfeitures:

Forfeitures due to termination from the Plan before a participant is 100% vested shall be allocated to remaining participants. Forfeitures are available for allocation after the earlier of a five-year period commencing from the date on which the participant’s employment was terminated or upon the participant requesting a distribution. Forfeitures available to be allocated are fully allocated to the remaining participants. Forfeitures allocated were $38 (2014) and $3,406 (2013). Forfeitures available to be allocated were $766 (2014) and $259 (2013).

Notes Receivable from Participants:

Notes receivable are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Notes receivable are repaid over a period not to exceed five years.

The notes are secured by the balance in the participant’s account and bear interest at rates established by the Company. Principal and interest are paid ratably through payroll deductions.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

1	Description of Plan, Continued

Payment of Benefits:

Upon retirement after age 55 or death or disability, if earlier, the balance in the separate account is paid to the participant or his beneficiaries either in a lump sum or installments. A participant who has attained age 59 1/2 can also elect to withdraw amounts from his separate account. Until distribution, each account shall participate in the allocation of earnings and appreciation or depreciation of assets.

If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, any distribution will be based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee’s contributions and related earnings, plus 33 1/3% of the remainder of the balance (the employer’s matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%.

Investment Options:

Each participant may direct that all of his contributions and, when the participant is fully vested or attains age 55, all matching employer contributions, be invested jointly in 1% increments in any of the investment funds offered by the Plan. For participants not fully vested and less than 55 years old, all Company matching contributions are deposited in the Nordson Match Stock Fund. A participant who has completed at least three years of service may elect to have his separate account, which is attributable to employer matching contributions and invested in the Nordson Match Stock Fund, transferred to any other investment option.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting.

Investment Valuation:

Investments in equity and debt securities traded on a national exchange and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and ask prices. Deposits under group annuity contracts are valued at the fair value as reported by the insurance companies. Guaranteed investment contracts are valued at contract value, which represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

2	Summary of Significant Accounting Policies, Continued

Investment Valuation, Continued:

As described in current accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by U.S. GAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.

Notes Receivable from Participants:

Notes receivable from participants are valued at unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. Delinquent participant loans are deemed distributions based on the terms of the Plan document.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

2	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recent Accounting Pronouncements:

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). This standard removes, from the fair value hierarchy, investments for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. Management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

3	Tax Status

On September 20, 2013, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan’s Administrator and tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

4	Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be reported at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

The guidance also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are described as follows:

*	Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

*	Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

*	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used to measure fair value of assets held in the Plan. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual Funds: The mutual funds are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund. The NAV is a quoted price in an active market, thus the mutual funds are classified within Level 1 of the hierarchy.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

Money Market Funds: The money market funds are public investment vehicles that are valued with a NAV of $1. This NAV is a quoted price in an active market, thus these investments are classified within Level 1 of the hierarchy.

Common/Collective Funds: Common/collective funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the assets owned by the funds, less liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common/collective funds, the investment advisor reserves the right to temporarily delay withdrawal from the funds in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are not quoted on an active market. The value of the assets held by the funds is based on Level 2 inputs: quoted prices for similar investments, present-value calculations, etc. Therefore, these investments are classified within Level 2 of the hierarchy.

Nordson Corporation Stock: The stock is valued at the closing price reported on the NASDAQ stock exchange and is classified within Level 1 of the hierarchy.

Investment Contracts: These are investments in group annuity contracts with Hartford Life, which guarantee a fixed interest rate each year. The assets are valued at the fair value as reported by Hartford Life. This value is calculated monthly and is the sum of amounts invested, less withdrawals, plus interest computed at the guaranteed interest rate. These contracts do not hold any specific assets. These investments are classified within Level 3 of the hierarchy.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2014:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$1,002,117	$—	$—	$1,002,117
Mutual Funds:
Growth Funds	3,414,249	—	—	3,414,249
Blend Fund	1,942,663	—	—	1,942,663
Bond Fund	351,677	—	—	351,677
Allocation Fund	580,820	—	—	580,820
Value Fund	67,709	—	—	67,709
Common/Collective Funds	—	1,344,767	—	1,344,767
Investment Contracts	—	—	4,300,885	4,300,885
Nordson Corporation Stock	6,963,621	—	—	6,963,621

Total Investments at Fair Value	$14,322,856	$1,344,767	$4,300,885	$19,968,508

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2013:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$907,650	$—	$—	$907,650
Mutual Funds:
Growth Funds	3,506,285	—	—	3,506,285
Blend Fund	1,803,494	—	—	1,803,494
Bond Fund	615,554	—	—	615,554
Allocation Fund	465,788	—	—	465,788
Value Fund	131,224	—	—	131,224
Common/Collective Funds	—	2,114,861	—	2,114,861
Investment Contracts	—	—	4,187,995	4,187,995
Nordson Corporation Stock	6,023,724	—	—	6,023,724

Total Investments at Fair Value	$13,453,719	$2,114,861	$4,187,995	$19,756,575

The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the years ended December 31, 2014 and 2013:

Investment Contracts	2014	2013
Balance - beginning of the year	$4,187,995	$4,074,467
Investment income	125,718	122,212
Purchases	1,942	169
Sales	(14,770)	(8,853)

Balance - end of the year	$4,300,885	$4,187,995

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of value for those inputs:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Investment contracts	$4,300,885 (2014); $4,187,995 (2013)	Amounts invested, less withdrawals, plus interest at guaranteed rate	Guaranteed interest rate	3.0% for 2014 3.0% for 2013	N/A

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

5	Investments

The Plan’s funds are invested in the common stock of the Company, mutual funds and guaranteed investment contracts. Investments which constitute more than 5% of the Plan’s net assets are:

		2014	2013
	KeyBank NA Managed Guaranteed Investment Contract Fund	N/A	$1,531,089
	Mainstay Large Cap Growth (Class I)	$1,557,171	$1,648,153
	Mainstay S&P 500 Index Fund (Class I)	$1,705,982	$1,602,986
	Hartford Life #30237401	$4,139,813	$4,018,869
	MFS International New Discovery Fund (Class R4)	$1,086,686	$1,128,955
*	Nordson Corporation common stock	$6,963,621	$6,023,724

*	Includes both non-participant-directed and participant-directed investments.

During 2014 and 2013, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

	2014	2013
Mutual Funds	$158,863	$1,186,062
Common/Collective Funds	35,917	92,640
Nordson Corporation Common Stock	369,671	1,058,169

Net Appreciation in Fair Value of Investments	$564,451	$2,336,871

6	Collective Trust Fund with Guaranteed Investment Contracts

The KeyBank NA Managed Guaranteed Investment Contract Fund is a collective trust fund with a guaranteed investment contract. Guaranteed investment contracts are valued at contract value because the investments are fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in distributions at other than contract value. There are no reserves against contract value for credit risk of contract issuers or otherwise. The fair value of the investment contracts was $768,456 (2014) and $1,546,570 (2013). The average yield was approximately 1.86% (2014) and 1.69% (2013), and the crediting interest rate was approximately 1.79% (2014) and 1.60% (2013). The crediting rate for this investment contract is reset annually by the issuer, but cannot be less than zero.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

7	Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments, which are included within the Nordson Corporation Stock Fund and the PIMCO Money Market Fund, is as follows:

Nordson Match Stock Fund	2014	2013
Net Assets:
Nordson Corporation Common Stock	$697,252	$701,467
PIMCO Money Market Fund (Administrative Class)	22,107	25,920
Dividend receivable	1,967	1,699

	$721,326	$729,086

Changes in Net Assets:
Contributions	$10,781	$16,275
Interest and dividend income	6,129	5,869
Net realized and unrealized gains	35,875	112,164
Distributions to participants	(38,180)	(14,939)
Net transfers to participant-directed funds	(22,365)	(50,516)

	$(7,760)	$68,853

8	Party-in-Interest Transactions

Certain legal, accounting and administrative expenses are paid by the Company. The Plan also invests in the common stock of the Company.

9	Diversification

An employee who has participated under the Nordson Corporation Union Employees Stock Ownership Plan for 10 or more years and has attained age 55 may elect, within the 90-day election period following the close of each Plan year during his qualified period, to transfer up to 25% of the aggregate balance of his separate account from the Nordson Corporation Union Employees Stock Ownership Plan to the Nordson Hourly-Rated Employees’ Savings Trust Plan. For the last Plan year in his qualified period, he may elect to transfer up to 50% of the aggregate balance of his separate account. The qualified period is the six Plan year period beginning with the Plan year following the Plan year in which the participant attains age 55 or completes 10 years as a participant, whichever is later.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

10	Subsequent Events

Management evaluates events occurring through the date the financial statements are available to be issued in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Effective January 1, 2015, an automatic increase program was added to the Plan. Under this program, participant pre-tax contributions are automatically increased by 1% each year until a contribution rate of 6% is reached. Participants can opt-out of the automatic increase program.

In April 2015, New York Life Retirement Plan Services, the former trustee of the Plan, merged into John Hancock Retirement Plan Services (“John Hancock”). As a result, John Hancock is now the trustee of the Plan.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Nordson Hourly-Rated Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 015

December 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Baron Small Cap Fund (Institutional Class)	18,849 Shares, Mutual Fund	N/A	$637,859
	Hartford Life #30237401	3.00%, Group Annuity Contract #30237401	N/A	4,139,813
	Hartford Life #30237402	3.00%, Group Annuity Contract #30237402	N/A	161,072
^^	KeyBank NA Managed Guaranteed Investment Contract Fund	29,992 Shares, Guaranteed Investment Contract	N/A	756,781
	Mainstay Balanced Fund (Class I)	17,713 Shares, Mutual Fund	N/A	580,820
	Mainstay Large Cap Growth (Class I)	148,869 Shares, Mutual Fund	N/A	1,557,171
	Mainstay S&P 500 Index Fund (Class I)	35,810 Shares, Mutual Fund	N/A	1,705,982
	MFS Institutional International Equity Fund	6,338 Shares, Mutual Fund	N/A	132,533
	MFS International New Discovery Fund (Class R4)	39,981 Shares, Mutual Fund	N/A	1,086,686
*	Nordson Corporation Common Stock	8,944 Shares, Common Stock	$403,606	697,252
*	Nordson Corporation Common Stock	80,379 Shares, Common Stock	N/A	6,266,369
	Northern Trust Focus 2015 Fund – Tier N	35 Shares, Collective Fund	N/A	5,081
	Northern Trust Focus 2020 Fund – Tier N	419 Shares, Collective Fund	N/A	62,062
	Northern Trust Focus 2025 Fund – Tier N	33 Shares, Collective Fund	N/A	5,069
	Northern Trust Focus 2030 Fund – Tier N	282 Shares, Collective Fund	N/A	43,821
	Northern Trust Focus 2035 Fund – Tier N	32 Shares, Collective Fund	N/A	5,054
	Northern Trust Focus 2040 Fund – Tier N	2,779 Shares, Collective Fund	N/A	444,536
	Northern Trust Focus 2045 Fund – Tier N	19 Shares, Collective Fund	N/A	3,034
	Northern Trust Focus 2050 Fund – Tier N	25 Shares, Collective Fund	N/A	3,987
	Northern Trust Focus 2055 Fund – Tier N	23 Shares, Collective Fund	N/A	3,667
	PIMCO Money Market Fund (Administrative Class)	198,678 Shares, Money Market Fund	N/A	198,678
	PIMCO Money Market Fund (Administrative Class)	22,107 Shares, Money Market Fund	$22,107	22,107
	PIMCO Total Return Fund (Institutional Class)	32,990 Shares, Mutual Fund	N/A	351,677
	T. Rowe Price Institutional Large Cap Value Fund	3,287 Shares, Mutual Fund	N/A	67,709
	Vanguard Mid Cap Index Fund (Institutional Class)	7,004 Shares, Mutual Fund	N/A	236,681
	Wells Fargo Advantage Government Money Market Fund	781,332 Shares, Money Market Fund	N/A	781,332

				19,956,833
*	Participant loans	Participant loans (interest ranging from 3.25% to 7.5%)	N/A	586,120

				$20,542,953

*	Party-in-interest to the Plan.
**	Historical cost provided only for non-participant-directed investments.
^^	Amount reported at contract value.

SCHEDULE OF REPORTABLE TRANSACTIONS

Form 5500, Schedule H, Part IV, Line 4j

Nordson Hourly-Rated Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 015

December 31, 2014

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
Category (iii)	Series of transactions of the same issue in excess of 5% of plan assets

New York Life Trust Company	PIMCO Money Market Fund (Administrative Class)	$1,753,673	$—	$—	$—	$1,753,673	$1,753,673	$—

New York Life Trust Company	PIMCO Money Market Fund (Administrative Class)	$—	$1,247,379	$—	$—	$1,247,379	$1,247,379	$—

Exhibits

The following exhibit is filed herewith:

Exhibit No.

23-a    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

Date: June 26, 2015	By	/s/ Gregory A. Thaxton
Gregory A. Thaxton
Senior Vice President, Chief Financial Officer
Nordson Corporation